FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Special Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934




                          For the date of April 6, 2005




                                SIGNET GROUP plc
                 (Translation of registrant's name into English)


                         -----------------------------


                                  Zenith House
                                    The Hyde
                                 London NW9 6EW
                                     England
                     (Address of principal executive office)


                         -----------------------------


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                       Form 20-F |X|           Form 40-F |_|



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes |_|         No |X|


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

                                  EXHIBIT INDEX
                                  -------------

    Exhibit                        Description
    -------                        -----------

     99.1 Announcement of preliminary results for year ended January 29, 2005.

     99.2      Announcement of Board changes.







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
                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                              SIGNET GROUP plc



                                              By:  /s/ Walker Boyd
                                                  ------------------------------
                                                  Name:   Walker Boyd
                                                  Title:  Group Finance Director
Date:  April 6, 2005






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